September 15, 2022

VIA EDGAR

Securities and Exchange Commission

Office of Registration and Reports

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds
(Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the following documents with the Commission:

1.	Bond No. 87002122B (the “Bond”) issued by the ICI Mutual Insurance Company of Washington, DC in the amount of $40,000,000 covering the period July 31, 2022 through July 31, 2023 (EXHIBIT 99-1);

2.

A certified copy of resolutions adopted by a majority of the Trustees who are not “interested persons” of each of the registrants, at a meeting held on July 19, 2022, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each registrant (EXHIBIT 99-2);

3.

A statement showing the amount of the single insured bond which each registrant would have provided and maintained had it not been named as an insured under a joint insured bond based on its gross assets as of June 30, 2022 (EXHIBIT 99-3); and

5.	A copy of the Fidelity Bond Premium and Coverage Allocation Agreement, effective as of August 1, 2022, by and among the joint insureds under the Bond (EXHIBIT 99-4).

Pioneer Family of Funds.

60 State Street

Boston, MA 02109-1820

Telephone: 617-742-7825

The Bond provides total fidelity coverage of $40,000,000 for 30 registrants associated with Amundi Asset Management US, Inc.

The premium associated with coverage under the Bond has been paid for the period from July 31, 2022 to July 31, 2023.

Please contact me at 617/422-4952 should you have any questions or require additional information.

Very truly yours,

/s/ Christopher J. Kelley

Christopher J. Kelley
Secretary, Pioneer Funds

Enclosures

CC:	John Johnson, Esq.
Roger Joseph, Esq.
Toby Serkin, Esq.

Attachment A

	Registrant	Investment Company Act Registration Number
1.	Pioneer Core Trust I Pioneer High Income Municipal Portfolio	811-23613
2.	Pioneer Asset Allocation Trust Pioneer Solutions – Balanced Fund	811-21569
3.	Pioneer Bond Fund	811-02864
4.	Pioneer Diversified High Income Fund, Inc.	811-22014
5.	Pioneer Equity Income Fund	811-08657
6.	Pioneer Floating Rate Fund, Inc.	811-21654
7.	Pioneer Fund	811-01466
8.	Pioneer High Income Fund, Inc.	811-21043
9.	Pioneer High Yield Fund	811-09685
10.	Pioneer ILS Bridge Fund	811-23172
11.	Pioneer ILS Interval Fund	811-22987
12.	Pioneer Mid Cap Value Fund	811-06106
13.	Pioneer Money Market Trust, a series fund consisting of: Pioneer U.S. Government Money Market Fund	811-05099
14.	Pioneer Municipal High Income Fund, Inc.	811-21321
15.	Pioneer Municipal High Income Advantage Fund, Inc.	811-21409
16.	Pioneer Municipal High Income Opportunities Fund, Inc.	811-23699
17.	Pioneer Real Estate Shares	811-07870
18.	Pioneer Series Trust II, a series trust consisting of: Pioneer AMT-Free Municipal Fund Pioneer Select Mid Cap Growth Fund	811-21460
19.	Pioneer Series Trust III, a series trust consisting of: Pioneer Disciplined Value Fund	811-21664
20.	Pioneer Series Trust IV, a series trust consisting of: Pioneer Balanced ESG Fund Pioneer Multi-Asset Income Fund Pioneer Securitized Income Fund	811-21781
21.	Pioneer Series Trust V, a series trust consisting of: Pioneer Global Sustainable Equity Fund (formerly, Pioneer Global Equity Fund) Pioneer High Income Municipal Fund	811-21823

	Registrant	Investment Company Act Registration Number
22.	Pioneer Series Trust VI, a series trust consisting of: Pioneer Floating Rate Fund Pioneer Flexible Opportunities Fund (and its wholly-owned subsidiary Flexible Opportunities Commodity Fund Ltd.)	811-21978
23.	Pioneer Series Trust VII, a series trust consisting of: Pioneer Global High Yield Fund	811-10395
24.	Pioneer Series Trust VIII, a series trust consisting of: Pioneer International Equity Fund	811-07318
25.	Pioneer Series Trust X a series trust consisting of: Pioneer Corporate High Yield Fund Pioneer Fundamental Growth Fund Pioneer Multi-Asset Ultrashort Income Fund	811-21108
26.	Pioneer Series Trust XI , a series trust consisting of: Pioneer Core Equity Fund	811-01835
27.	Pioneer Series Trust XII a series trust consisting of: Pioneer Disciplined Growth Fund Pioneer MAP-High Income Municipal Fund	811-08547
28.	Pioneer Series Trust XIV Pioneer Emerging Markets Equity Fund Pioneer Global Sustainable Growth Fund Pioneer Global Sustainable Value Fund Pioneer Intrinsic Value Fund Pioneer Strategic Income Fund	811-09223
29.	Pioneer Short Term Income Fund	811-21558
30.	Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer Bond VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Select Mid Cap Growth VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Strategic Income VCT Portfolio

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